SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
               13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)(1)

                         Metromedia Fiber Network, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    591689104
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                                 (CUSIP Number)

                 Arnold L. Wadler, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8050
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

      |_| Rule 13d-1(b)
      |_| Rule 13d-1(c)
      |X| Rule 13d-1(d)

                         (Continued on following pages)


                               (Page 1 of 9 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  5916891014                 13G                      Page 2 of 9 Pages
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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Metromedia Company
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                    (b) |X|
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  3   SEC USE ONLY

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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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 Number of              SOLE VOTING POWER
   Shares         5     15,731,024 (15,731,024 shares of Class B Common Stock,
Beneficially            par value $.01 per share, freely convertible into shares
  Owned By              of Class A Common Stock at a rate of one share of Class
    Each                A Common Stock for each share of Class B Common Stock)
 Reporting     -----------------------------------------------------------------
Person with       6     SHARED VOTING POWER

               -----------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER
                        15,731,024 (15,731,024 shares of Class B Common Stock)
               -----------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,731,024 (15,731,024 shares of Class B Common Stock)
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  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                 |_|
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  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.88%
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  12  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  5916891014                 13G                      Page 3 of 9 Pages
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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John W. Kluge
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                       (b) |X|
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  3   SEC USE ONLY

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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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 Number of              SOLE VOTING POWER
   Shares         5     1,014,000 (presently exercisable options to acquire
Beneficially            1,014,000 shares of Class A Common Stock at an exercise
  Owned By              price of $0.4925 per share.)
    Each        ----------------------------------------------------------------
 Reporting        6     SHARED VOTING POWER
Person with             15,731,024 (15,731,024 shares of Class B Common Stock
                        owned by Metromedia Company, of which Mr. Kluge is a
                        general partner)
                ----------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER
                        1,014,000 (presently exercisable options to acquire
                        1,014,000 shares of Class A Common Stock at an exercise
                        price of $0.4925 per share.)
                ----------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
                        15,731,024 (15,731,024 shares of Class B Common Stock
                        owned by Metromedia Company, of which Mr. Kluge is a
                        general partner)
--------------------------------------------------------------------------------

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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,745,024 (15,731,024 shares of Class B Common Stock owned by Metromedia Company, of which Mr. Kluge is a general partner, and presently exercisable options to acquire 1,014,000 shares of Class A Common Stock at an exercise price of $0.4925 per share)
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  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                   |_|
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  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.77%
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  5916891014                 13G                      Page 4 of 9 Pages
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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Stuart Subotnick
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                       (b) |X|
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  3   SEC USE ONLY

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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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 Number of              SOLE VOTING POWER
   Shares         5     2,167,612 (presently exercisable options to acquire
Beneficially            1,014,000 shares of Class A Common Stock at an exercise
  Owned By              price of $0.4925 per share and 1,153,612 shares of Class
    Each                B Common Stock (35,000 of which are owned by the
 Reporting              Subotnick Family Trust u/a dated November 5, 1998
Person with             between Stuart Subotnick, as Grantor and Anita Subotnick
                        as Trustee)
                ----------------------------------------------------------------
                  6     SHARED VOTING POWER
                        15,731,024 (15,731,024 shares of Class B Common Stock
                        owned by Metromedia Company, of which Mr. Subotnick is a
                        general partner)
                ----------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER
                        2,167,612 (presently exercisable options to acquire
                        1,014,000 shares of Class A Common Stock at an exercise
                        price of $0.4925 per share, and 1,153,612 shares of
                        Class B Common Stock (35,000 of which are owned by the
                        Subotnick Family Trust u/a dated November 5, 1998
                        between Stuart Subotnick, as Grantor and Anita Subotnick
                        as Trustee)).
                ----------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
                        15,731,024 (15,731,024 shares of Class B Common stock
                        owned by Metromedia Company, of which Mr. Subotnick is a
                        general partner)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,896,636 (1,153,612 shares of Class B Common Stock, 15,731,024 shares of Class B Common Stock owned by Metromedia Company, of which Mr. Subotnick is a general partner, presently exercisable options to acquire 1,014,000 shares of Class A Common Stock at an exercise price of $0.4925 per share (35,000 of which are owned by the Subotnick Family Trust u/a dated November 5, 1998 between Stuart Subotnick, as Grantor and Anita Subotnick as Trustee)).
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  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               |_|
--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.76%
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer

            Metromedia Fiber Network, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1 North Lexington Avenue, 4th Floor
            White Plains, New York  10601

Item 2(a).  Name of Person Filing

            Metromedia Company
            John W. Kluge
            Stuart Subotnick

Item 2(b).  Address of Principal Business officer or, If None, Residence:

            One Meadowlands Plaza
            East Rutherford, New Jersey  07073

Item 2(c).  Citizenship

            Metromedia Company - Delaware corporation
            John W. Kluge - U.S.A.
            Stuart Subotnick - U.S.A.

Item 2(d).  Title of Class of Securities:

            Class A Common Stock, $.01 par value (including shares of Class B Common Stock, par value $.01 per share, freely convertible at a rate of one share of Class A Common Stock for each share of Class B Common Stock and presently exercisable options to purchase shares of Class A Common Stock at $0.4925 per share)

Item 2(e).  CUSIP Number:

            591689 10 4

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

      (a) |_|     Broker or dealer registered under Section 15 of the Exchange
                  Act.

      (b) |_|     Bank as defined in Section 3(a)(6) of the Act.

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company registered under Section 8 of the Investment Company Act.

      (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

      (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; See SS. 240.13D-1(B)(1)(II)(F)

      (g) |_|     Parent Holding Company, in accordance with SS. 240.13D-1(B)
                  (II)(G) (Note: see item 7)

      (h) |_|     Group, in accordance with SS. 240.13D-1(BB)(1)(II)(H)

Item 4.     Ownership

            See responses to Items 5,6,7,8,9, and 11 of Cover Pages.

Item 5.     Ownership of five percent or less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.     Ownership of more than five percent on behalf of another person

            Members of Mr. Subotnick's family have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 35,000 shares of Class B Common Stock which are freely convertible into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group

            Not applicable

Item 9.     Notice of Dissolution of Group

            Not applicable

Item 10.    Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 1999

                                          Metromedia Company

                                          By: /s/ Stuart Subotnick
                                              --------------------
                                          Name:
                                          Title:


                                          /s/ John W. Kluge
                                          ------------------------
                                          John W. Kluge


                                          /s/ Stuart Subotnick
                                          ------------------------
                                          Stuart Subotnick

                                INDEX TO EXHIBITS

Exhibit No.       Description

99.1              Joint Filing Agreement dated as of February 9, 1999